UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Gorilla Technology Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G4000K100

(CUSIP Number)

July 13, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G4000K100	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Asteria Vision Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,152,995(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,152,995(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,152,995(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%(1)(2)
12	TYPE OF REPORTING PERSON
PN

(1)	Represents 9,152,995 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Gorilla Technology Group Inc. (the “Issuer”) held by Asteria Vision Fund I, L.P. (“Asteria”). Asteria is controlled by its general partner Asteria Vision Fund Inc. (“Asteria Inc.”). Asteria Inc. is controlled by its board of directors.

(2)	The percentage reported in this Schedule 13G is based upon 72,718,474 Ordinary Shares outstanding according to the Form 6-K filed by the Issuer on July 19, 2022.

SCHEDULE 13G

CUSIP No.	G4000K100	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Asteria Vision Fund Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,152,995(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,152,995(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,152,995(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%(1)(2)
12	TYPE OF REPORTING PERSON
CO

(1)	Represents 9,152,995 Ordinary Shares of the Issuer held by Asteria. Asteria Inc. as the general partner of Asteria may be deemed to share beneficial ownership of the Ordinary Shares of the Issuer held directly by Asteria. Asteria Inc. is controlled by its board of directors.

(2)	The percentage reported in this Schedule 13G is based upon 72,718,474 Ordinary Shares outstanding according to the Form 6-K filed by the Issuer on July 19, 2022.

Page 4 of 6 Pages

Explanatory Note:

This Schedule 13G is filed by Asteria and Asteria Inc. (collectively, the “Reporting Persons”) with respect to the Ordinary Shares of the Issuer.

Item 1(a).	Name of Issuer

Gorilla Technology Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

7F, No.302, Ruey Kuang Road, Neihu, Taipei 114720, Taiwan, R.O.C.

Item 2(a).	Name of Person(s) Filing

Asteria Vision Fund I, L.P.

Asteria Vision Fund Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The business address of Asteria is c/o Asteria Vision Fund Inc., 7300 Lone Star Drive, Suite C200, Plano, Texas 75024.

The business address of Asteria Inc. is c/o Asteria Vision Fund Inc., 7300 Lone Star Drive, Suite C200, Plano, Texas 75024.

Item 2(c).	Citizenship

Asteria - Delaware

Asteria Inc. - California

Item 2(d).	Title of Class of Securities

Ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number

G4000K100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2022

ASTERIA VISION FUND I, L.P. By: Asteria Vision Fund Inc., its General Partner

By:	/s/ Shinji Yoshida
Name:	Shinji Yoshida
Title:	President

ASTERIA VISION FUND INC.

By:	/s/ Shinji Yoshida
Name:	Shinji Yoshida
Title:	President